Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Year ended Dec. 31,
	2008	2007	2006	2005	2004
Earnings as defined:
Pretax income from continuing operations	$73,295	$59,984	$68,142	$41,633	$89,600
Add: Fixed charges	25,934	23,589	23,920	24,606	22,956
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	—	—	—	—	(10)
Earnings as defined	$99,229	$83,573	$92,062	$66,239	$112,566
Fixed charges:
Interest charges	$25,641	$22,967	$23,149	$23,242	$21,871
Interest component of leases	293	622	771	1,364	1,085
Total fixed charges	$25,934	$23,589	$23,920	$24,606	$22,956
Ratio of earnings to fixed charges	3.8	3.5	3.8	2.7	4.9